

Mail Stop 3561

April 6, 2018

Paul Clewlow
Chief Executive Officer
Arazu Incorporated
23 Barton Road
Market Bosworth
Warwickshire, England CV13 0LQ

> **Re:**   **Arazu Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 23, 2018**
> **File No. 333-221327**

Dear Mr. Clewlow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2018 letter.

Prospectus Summary, page 2

1. We note your response to our prior comment 3 and reissue. Please revise your prospectus summary section and your risk factors section to disclose the date by which your current cash will fund Arazu if you are unable to obtain loans. In this regard, we note your disclosure on page 2 that your current cash in combination with related party loans will be able to fund Arazu until June 30, 2018.

Financial Statements and Exhibits, page 41

2. Please update your financial statements for your interim period ended January 31, 2018 pursuant to Rule 8-08 of Regulation S-X. The related financial information, such as MD&A should also be updated.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: John D. Thomas, Esq.